UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 8, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

Between July 8, 2022 and July 12, 2022, Landa Holdings, Inc. (the “Manager”), as manager of each of the following Series (as defined below), declared and paid a cash distribution (the “Distribution”) for such Series for the month of June 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Series’ membership interests (“Shares”) purchased during the Distribution Period, holders of such Shares will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	$2,066.30	$0.207
Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC	$3,068.95	$0.307
Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	$7,973.00	$0.797
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	$11,566.00	$1.157
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$6,936.15	$0.694
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	$4,393.26	$0.439

(1)	Each Share represents a 1/10,000th interest in the Distribution.

For any additional information regarding the Shares discussed herein, please refer to the Offering Circular of Landa App 3 LLC, dated June 28, 2022, available here. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

Transfer of Title

Between July 8, 2022 and July 12, 2022, Landa Properties LLC (“Landa Properties”), an affiliate of Landa App 3 LLC (the “Company”), transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable series (each a “Series,” and collectively the “Series”) of the Company, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

	Series	Property
1.	Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	6696 Mableton Parkway SE, Mableton, GA 30126
2.	Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC	996 Greenwood Ave NE, Atlanta, GA 30306
3.	Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	24 Ditmars Street, Brooklyn, NY 11221
4.	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Brooklyn, NY 11237
5.	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Brooklyn, NY 11221
6.	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	368 Irwin Street NE, Atlanta, GA 30312

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2022	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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